                        FORM N-18F-1

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

      Notification of Election Pursuant to Rule 18f-1
          Under the Investment Company Act of 1940

              OPPENHEIMER MULTI CAP VALUE FUND
       6803 S. Tucson Way, Centennial, CO 80112-3924
      ------------------------------------------------
               Name and Address of Registrant

                  NOTIFICATION OF ELECTION
          ---------------------------------------

The   undersigned   registered,    open-end,    diversified,
management    investment   company   hereby   notifies   the
Securities and Exchange  Commission that it elects to commit itself to pay in cash all  redemptions  by a shareholder  of record  in  accordance  with the  provisions  of Rule  18f-1 under the  Investment  Company Act of 1940. It is understood that this  election  is  irrevocable  while  such Rule is in effect  unless  the  Commission  by order  upon  application permits the withdrawal of this Notification of Election.

                         SIGNATURE
                     -----------------

Pursuant  to  the  requirements  of  Rule  18f-1  under  the
Investment  Company Act of 1940,  the  registrant has caused this  notification  of election  to be duly  executed on its behalf in the city of  Centennial  and the State of Colorado on the 22nd day of November, 2002.

                                    OPPENHEIMER MULTI CAP VALUE
                                    FUND

                                    -----------------------------------
                                    Name of Registrant

                                    By:  /s/ Robert G. Zack

                                    ------------------------------

                                    Robert G. Zack,
                                    Secretary

ATTEST:

/s/ Katherine P. Feld
 ------------------------
Katherine P. Feld